# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Robinhood Ventures Fund II, CIK 0002131040
CUSIP: 770920106
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 85 Willow Road, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001783879

## Reporting persons
- Robinhood Markets, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 952,899; shared voting power 139,058; sole dispositive power 952,899; shared dispositive power 139,058; aggregate amount beneficially owned 1,091,957 (12% of the class)
- Robinhood Employee Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 139,058; sole dispositive power 0; shared dispositive power 139,058; aggregate amount beneficially owned 139,058 (1.5% of the class)

## Item 1. Issuer
Name of issuer: Robinhood Ventures Fund II
Address of issuer's principal executive offices: 85 Willow Road, Menlo Park, CA 94025

## Item 2. Person Filing
Name of person filing: Robinhood Markets, Inc.
Address of principal business office or, if none, residence: 85 Willow Road, Menlo Park, CA 94025
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,091,957
Percent of class: 12
Sole power to vote or to direct the vote: 952,899
Shared power to vote or to direct the vote: 139,058
Sole power to dispose or to direct the disposition: 952,899
Shared power to dispose or to direct the disposition: 139,058

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robinhood Markets, Inc.: /s/ Shiv Verma, Shiv Verma, Chief Financial Officer (11/02/2026)
- Robinhood Employee Fund GP, LLC: /s/ Shiv Verma, Shiv Verma, as Chief Financial Officer of the Sole Member of Robinhood Employee Fund GP, LLC (11/02/2026)